December 26, 2013

Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 90 filed on October 17, 2013

Dear Mr. Cowan:

Below is a summary of the comments I received from you on October 31, 2013 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1.	Principal Investment Strategies

The disclosure states that the Fund typically does not invest in U.S. companies. A negative strategy is not a principal investment strategy.

Response: We will revise this disclosure to state: “The Fund may invest a substantial portion of its assets in just one region or country and may, but does not currently intend to, invest in U.S. companies.”

2.	Additional Information Regarding Investment Objective and Principal Investment Strategies

a.	This section includes non-principal investment strategies related to use of derivatives, securities loans and repurchase agreements. Please consider moving this disclosure to the SAI.

Response: This disclosure will be deleted from the prospectus.

b.	This section also includes disclosure (i.e., risk of substantial redemption and Eurozone risk), which, if principal risks, should be described in the next section entitled Additional Information Regarding Principal Risks. If not principal risks, please move the disclosure to the SAI.

Response: This disclosure will be deleted from the prospectus.

c.	In addition, please disclose any principal strategy that gives rise to the risk of substantial redemption and Eurozone risk.

Response: This disclosure will be deleted from the prospectus.

3.	Management of the Fund (p. 14)

Please include disclosure responsive to Item 10(a)(1)(ii)(A) of Form N-1A.

Response: We will make this change.

4.	Performance of Similar Accounts (p. 21)

Please confirm supplementally that the adviser has the information necessary to support its calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

Response: We confirm that the subadviser has this information.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company